Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Technology Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$145,192,938	0.015310%	$22,229.04
Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$145,192,938
Total Fees Due for Filing			$22,229.04
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$22,229.04